UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-28381

NOTIFICATION OF LATE FILING

(Check One):

[_] Form 10-KSB

[_] Form 20-F

[_] Form 11-K

[X] Form 10-QSB

[_] Form N-SAR

[_] Form N-CSR

for Period Ended: June 30, 2007

[_] Transition Report on Form 10-KSB

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Full Name of Registrant: VIRTRA SYSTEMS, INC.

Former Name if Applicable: N/A

Address of Principal Executive Office: 2500 CityWest Blvd., Suite 300, Houston, Texas 77042.

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

(c)

The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed time period.

We have recently discovered that certain previously issued financial instruments contained embedded derivatives that were not appropriately accounted for. In addition to our June 30, 2007 10QSB, we expect to file amended 10KSB’s for the years ended December 31, 2006 and 2005, within the next 5 days.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Steven Haag (832) 242-1100

(Name) (Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). Yes X  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  X  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the error described above we are currently unable to estimate the significance of the change from the corresponding period from the last fiscal year.

VirTra Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2007

VIRTRA SYSTEMS, INC. (Registrant)

By:	/s/ Steven Haag
Steven Haag
Vice President, Investor Relations